EXHIBIT 99.2

Infosys Technologies Limited — Financial Release June 30, 2005	Indian GAAP Press Release

Q1 revenues grew year-on-year by 36.52%

Guidance revised upwards. Revenues expected to grow 26% – 27% in fiscal 2006

Bangalore, India – July 12, 2005

Highlights

Consolidated results for the quarter ended June 30, 2005

•	Income was Rs. 2,071.59 crore for the first quarter ended June 30, 2005; YoY growth was 36.52%

•	Net profit after tax was Rs. 531.92 crore for the first quarter ended June 30, 2005; YoY growth was 36.97%

•	Earnings per share from ordinary activities increased to Rs. 19.63 from Rs. 14.54* for the corresponding quarter in the previous year, an increase of 35.01%

*	adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

Others

•	36 new clients were added during the quarter by Infosys and subsidiaries

•	Net addition of 3,056 employees for the quarter by Infosys and subsidiaries

•	39,806 employees as on June 30, 2005 for Infosys and subsidiaries

“The success of our recently concluded Sponsored Secondary ADS issue is yet another confirmation of the confidence the world has in our business model,” said Nandan M. Nilekani, CEO, President and Managing Director.

Business outlook

The company’s outlook (consolidated) for the quarter ending September 30, 2005 and the fiscal year ending March 31, 2006, under Indian GAAP and US GAAP, is as follows:

Outlook under Indian GAAP – consolidated

Quarter ending September 30, 2005*

•	Income is expected to be in the range of Rs. 2,202 crore and Rs. 2,215 crore; YoY growth of 25.88% – 26.62%

•	Earnings per share from ordinary activities is expected to be between Rs. 19.80 and Rs. 20.30; YoY growth of 18.49% – 21.48%

Fiscal year ending March 31, 2006*

•	Income is expected to be in the range of Rs. 8,947 crore and Rs. 9,051 crore; growth of 25.49% – 26.95%

•	Earnings per share before exceptional items is expected to be between Rs. 84.70 and Rs. 86.00; growth of 23.12% – 25.02%

*	conversion 1 US$ = Rs. 43.51

Outlook under US GAAP

Quarter ending September 30, 2005

•	Consolidated revenues is expected to be in the range of $ 506 million and $ 509 million; YoY growth of 33. 51% – 34.30%

•	Consolidated earnings per American Depositary Share is expected to be between $ 0.46 and $ 0.47; YoY growth of 27.78% – 30.55%

Infosys Technologies Limited — Financial Release June 30, 2005	Indian GAAP Press Release

Fiscal year ending March 31, 2006

•	Consolidated revenues is expected to be in the range of $ 2.06 billion and $ 2.08 billion; growth of 29.14% – 30.65%

•	Consolidated earnings per American Depositary Share is expected to be between $ 1.96 and $ 1.99; growth of 24.84% – 26.75%

“Infosys Consulting has been commended by clients and analysts as having the right consulting business model,” said S. Gopalakrishnan, Member of the Board and COO. “Clients have reported that consulting projects with Infosys Consulting have delivered more than the expected business value. It shows that the value proposition we have created is making Infosys Consulting the benchmark of the profession.”

Expansion of services and significant projects

Infosys continued to build a leaner, more scalable and aligned organization to handle greater business complexity and provide higher client value. Its investments in new services such as R&D, System Integration, Infrastructure Management Services and independent Validation Solutions have yielded returns both in terms of revenue and value differentiation.

Infosys is redefining the business intelligence landscape in a leading Fortune 1000 digital lifestyle company. The project will be implemented on a SAP business warehouse platform and will be executed using Infosys’ Global Delivery Model. The solution encompasses a variety of Infosys’ services, including technical architecture and consulting, change management, development and validation services.

Infosys has also designed and implemented an integrated Point of Sales Replenishment (POSR) solution for an independent business unit of the world’s largest greeting card company. The implementation of the system will avoid stock-outs thereby increasing their retail sales by 10%. It will also help in reduction of the Point of Sale (POS) inventory and manual effort spent in entering orders.

Infosys will build a centralized financial and management reporting system for a leading bank in the US. This implementation is part of a larger initiative aimed at building a finance and credit risk data warehouse to support compliance with Basel II requirements.

A market leader in commercial air-conditioners and hardware has sought Infosys’ expertise for Sarbanes Oxley compliance, along with other IT services.

A leading global agribusiness with operations in 90 countries has engaged Infosys to consolidate varied data warehouse solution environments into an enterprise-wide data warehouse platform based on SAP data warehouse technology. Infosys’ approach will enable standardized processes and uniform data standards.

“Our strategy has been to pursue high-quality prospects among Global 500 companies that will give us large, growing revenue streams for many years,” said Basab Pradhan, Head – Worldwide Sales and Senior Vice President. “Our pursuit model, team-selling and emphasis on quality of account openings is paying off. This quarter, we started relationships with nine Global 500 companies in diverse industries like pharma, supermarkets, equipment manufacturing, automotive, utilities, insurance and banking in the US as well as Europe.”

“Our investments in developing competencies has differentiated us from other players and has enhanced our domain expertise,” said S. D. Shibulal, Member of the Board and Head – Worldwide Customer Delivery. “The Infosys Certification Program is being scaled up rapidly. Building on our world class training infrastructure, this program formally certifies Infoscions on domain, technical and process competencies.”

Infosys Technologies Limited — Financial Release June 30, 2005	Indian GAAP Press Release

Banking Products

Finacle®, the universal banking solution from Infosys, continued to empower banks in transforming their business by leveraging agile, next-generation technologies. One of Australia’s top five banks has chosen to deploy the Finacle® consumer e-banking solution to power its internet banking initiative, with plans to roll it out globally. Equity Bank, Kenya has also selected Finacle® to deploy its core banking solution, treasury and e-banking solutions across the bank’s 23 branches. This will support the bank’s growth plans in its branch network, ATM rollouts and product diversification.

The Finacle® core banking, consumer e-banking and corporate e-banking solutions will also power Bank of Baroda, the fifth largest bank in India, across its operations in India and 16 other countries.

“Finacle® has had some significant wins during the quarter,” said Girish Vaidya, Business Head -Finacle IBU and Senior Vice President. “Finacle® now spans 47 countries including developed markets like Australia, Singapore, Switzerland and the United Kingdom. We are making significant investments in our products to increase market share.”

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, increased by Rs. 267.41 crore during the quarter, from Rs. 2,998.01 crore to Rs. 3,265.42 crore, after incurring capital expenditure of Rs. 252.49 crore. Operating cash flows for the quarter ended June 30, 2005 were Rs. 577.72 crore (Rs. 174.27 crore for the quarter ended June 30, 2004).

“We have successfully completed the largest international equity offering from India of over a billion dollars. Our offering in Japan through the Public Offer Without Listing (POWL) has enhanced Japanese investor interest in India and opened the market for Indian companies,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. “During the quarter, we maintained our margins despite absorbing annual salary increases and the adverse impact of a depreciating Euro and Pound Sterling.”

Board changes

The Board of Directors, at its meeting held on July 12, 2005 co-opted Mr. David L. Boyles as an Additional Director of the company with immediate effect. Mr. Boyles will hold office up to the date of the next Annual General Meeting, when his appointment as a director will be placed for the approval of the shareholders in the meeting. Mr. Boyles built a successful career in senior leadership positions at large multinational corporations. In December 2003, he retired from the position of Chief Operations Officer at ANZ Banking Group. Mr. Boyles joined ANZ as Chief Information Officer in 1998. Prior to ANZ, Mr. Boyles was Senior Vice President, eCommerce, American Express. In this role, he was responsible for state-of-the-art online services and emerging technologies including smart cards. Mr. Boyles has also held executive leadership positions at Downey Financial (Executive Vice President & Chief Operating Officer) and Bank of America (Senior Vice President, Consumer Markets).

Welcoming Mr. David Boyles, Mr. N. R. Narayana Murthy, Chairman and Chief Mentor said, “Mr. Boyles brings enormous experience in technology and operations, and I am delighted to welcome him to our Board.”

Mr. Philip Yeo retired as a director of the company at the Annual General Meeting held on June 11, 2005. Bidding adieu to Mr. Philip Yeo, Mr. N. R. Narayana Murthy, Chairman and Chief Mentor said,. “Mr. Philip Yeo has made significant contributions to Infosys on strategic matters and we are grateful to him for the same.”

Page 3 to 8

Infosys Technologies Limited — Financial Release June 30, 2005	Indian GAAP Press Release

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation, in addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking, statements within the meaning of Section 27(a) of the U.S. Securities Act of 1933 and Section 21 (e) of the U.S. Securities Exchange Act of 1934, and involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 filed on April 26, 2005 and Registration Statement on Form F-3 filed on December 20, 2004, and the amendments thereto filed on January 18, 2005, April 26, 2005 and May 23, 2005. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Infosys Technologies Limited — Financial Release June 30, 2005	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	June 30, 2005	June 30, 2004	March 31,2005

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	135.71	33.43	135.29
Reserves and surplus	5,729.35	3,695.78	5,106.44

	5,865.06	3,729.21	5,241.73

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	2,389.18	1,635.70	2,182.72
Less: Depreciation and amortization	1,078.54	852.01	1,005.82

Net book value	1,310.64	783.69	1,176.90
Add: Capital work-in-progress	356.47	283.07	317.52

	1,667.11	1,066.76	1,494.42

INVESTMENTS	1,426.62	931.58	1,328.70
DEFERRED TAX ASSETS	37.21	36.01	34.03
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,159.73	818.98	1,252.82
Cash and bank balances	1,641.26	1,023.48	1,481.54
Loans and advances	1,071.00	710.98	996.26

	3,871.99	2,553.44	3,730.62

LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	516.06	484.48	578.56
Provisions	621.81	374.10	767.48

NET CURRENT ASSETS	2,734.12	1,694.86	2,384.58

	5,865.06	3,729.21	5,241.73

NOTE:
The audited Balance sheet as on June 30, 2005 has been taken on record at the board meeting held on July 12, 2005

Infosys Technologies Limited — Financial Release June 30, 2005	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data

Profit and Loss Account for the	Quarter ended		Year ended

	June 30, 2005	June 30, 2004	March 31, 2005

Income from software services and products	1,967.17	1,471.39	6,859.66
Software development expenses	1,064.16	791.91	3,654.93

GROSS PROFIT	903.01	679.48	3,204.73

Selling and marketing expenses	118.73	87.39	392.12
General and administration expenses	136.85	101.24	487.50

	255.58	188.63	879.62
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	647.43	490.85	2,325.11
Interest	—	—	—
Depreciation and amortization	74.84	49.38	268.22

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	572.59	441.47	2,056.89
Other Income	30.32	17.99	127.50
Provision for Investments	0.06	(0.01)	(0.10)

NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM	602.85	459.47	2,184.49
Provision tor taxation on the above	79.00	65.00	325.30

NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM	523.85	394.47	1,859.19
Exceptional Item — Income from sale of investment in Yantra Corporation (net of taxes)	—	—	45.19

NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM	523.85	394.47	1,904.38

Balance Brought Forward	1,427.89	70.51	70.51
Less: Residual dividend paid	0.25	2.32	2.32
Additional dividend tax	0.03	0.30	2.27

	1,427.61	67.89	65.92

AMOUNT AVAILABLE FOR APPROPRIATION	1,951.46	462.36	1,970.30

Dividend
Interim	—	—	133.93
Final	—	—	175.87

Total dividend	—	—	309.80
Dividend tax	—	—	42.17
Amount transferred to general reserve	—	—	190.44
Balance in Profit and Loss Account	1,951.46	462.36	1,427.89

	1,951.46	462.36	1,970.30

EARNINGS PER SHARE*
Equity shares of par value Rs 5/- each
Before exceptional item
Basic	19.33	14.77	69.26
Diluted	18.79	14.51	67.46
After exceptional item
Basic	19.33	14.77	70.95
Diluted	18.79	14.51	69.10
Number of shares used in computing earnings per share
Basic	27,09,95,442	26,71,36,028	26,84,20,167
Diluted	27,88,25,223	27,18,51,267	27,55,83,543

*adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

NOTE:

The audited Profit and Loss account for the quarter ended June 30, 2005 has been taken on record at the board meeting held on July 12, 2005

A Fact Sheet providing the operating metrics of company can be downloaded from www.infosys.com

Infosys Technologies Limited — Financial Release June 30, 2005	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

			in Rs. crore

Consolidated Balance Sheet as at	June 30, 2005	June 30, 2004	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	135.71	33.43	135.29
Reserves and surplus	5,770.84	3,685.95	5,089.82

	5,906.55	3,719.39	5,225.11
MINORITY INTEREST	43.66	—	0.14
PREFERENCE SHARES ISSUED BY SUBSIDIARY	—	93.51	93.51

	5,950.21	3,812.89	5,318.76

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	2,498.70	1,710.53	2,287.31
Less: Depreciation and amortization	1,108.82	861.59	1,030.83

Net book value	1,389.88	848.94	1,256.48
Add: Capital work-in-progress	356.61	284.85	317.67

	1,746.49	1,133.79	1,574.15

INVESTMENTS	1,335.76	853.98	1,210.78
DEFERRED TAX ASSETS	47.96	44.20	44.37
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,235.65	836.63	1,322.00
Cash and bank balances	1,718.44	1,077.38	1,575.58
Loans and advances	1,108.18	761.07	1,024.44

	4,062.27	2,675.08	3,922.02

LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	611.66	518.08	656.02
Provisions	630.61	376.08	776.54

NET CURRENT ASSETS	2,820.00	1,780.92	2,489.46

	5,950.21	3,812.89	5,318.76

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

Page 7 to 8

Infosys Technologies Limited — Financial Release June 30, 2005	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

		in Rs. crore, except per share data

	Quarter ended		Year ended
Consolidated Profit and Loss Account for the	June 30, 2005	June 30, 2004	March 31, 2005

Income from software services, products and business process management	2,071.59	1,517.38	7,129.65
Software development and business process management expenses	1,104.44	805.22	3,764.66

GROSS PROFIT	967.15	712.16	3,364.99

Selling and marketing expenses	141.46	105.21	461.00
General and administration expenses	161.88	117.68	568.98

	303.34	222.89	1,029.98
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION , AMORTIZATION, MINORITY INTEREST AND EXCEPTIONAL ITEM	663.81	489.27	2,335.01
Interest	—	—	—
Depreciation and amortization	80.10	52.53	286.92

OPERATING PROFIT AFTER INTEREST, DEPRECIATION, AMORTIZATION AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM	583.71	436.74	2,048.09
Other income	28.58	15.70	123.90
Provision for investments	0.06	(0.01)	(0.10)

NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM	612.23	452.45	2,172.09
Provision for taxation on the above	80.16	64.11	325.58

NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM	532.07	388.34	1,846.51
Exceptional item — income from sale of investment in yantra corporation (net of taxes)	—	—	45.19

NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM AND BEFORE MINORITY INTEREST	532.07	388.34	1,891.70
Minority interest	0.15	—	0.03

NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTEREST	531.92	388.34	1,891.67

Balance Brought Forward	1,415.35	70.67	70.67
Less: Residual dividend paid	0.25	2.32	2.31
Additional dividend tax	0.03	0.30	2.27

	1,415.07	68.05	66.09

AMOUNT AVAILABLE FOR APPROPRIATION	1,946.99	456.39	1,957.76

Dividend
Interim	—	—	133.93
Final	—	—	175.87

Total dividend	—	—	309.80
Dividend tax	—	—	42.17
Amount transferred to general reserve	—	—	190.44
Balance in Profit and Loss Account	1,946.99	456.39	1,415.35

	1,946.99	456.39	1,957.76

EARNINGS PER SHARE*
Equity shares of par value Rs. 5/- each
Before Exceptional Items
Basic	19.63	14.54	68.79
Diluted	19.08	14.29	67.00
After Exceptional Items
Basic	19.63	14.54	70.48
Diluted	19.08	14.29	68.64
Number of shares used in computing earnings per share
Basic	27,09,95,442	26,71,36,028	26,84,20,167
Diluted	27,88,25,223	27,18,51,267	27,55,83,543

*	adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004